Exhibit 99.2
ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
Canon’s Court
22 Victoria Street
Hamilton HM EX
Bermuda

PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on September 8, 2008
This Proxy Statement is furnished to shareholders (“Shareholders”) of Asia Pacific Wire & Cable Corporation Limited, a Bermuda company (the “Company”), in connection with the solicitation of proxies in the form enclosed herewith for use at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the principal executive offices of the Company, located at No. 132 Min-Sheng East Road, Room B, 7th Fl., Section 3, Taipei, 105 Taiwan, ROC, on September 8, 2008 at 9:00 p.m. (Taipei time) / 9:00 a.m. (New York time) for the purposes set forth in the Notice of Meeting.
Holders of record of Common Shares of the Company (the “Common Shares”) as of the close of business on July 28, 2008 (the “Record Date”), are entitled to receive notice of, and to vote at, the Meeting. The outstanding Common Shares constitute the only class of securities entitled to vote at the Meeting, and each Common Share entitles the holder thereof to one vote. At the close of business on July 28, 2008 there were 13,830,769 Common Shares issued and outstanding.
Common Shares may be voted if the shareholder is present in person or represented by proxy. At least two shareholders holding a majority of the shares outstanding and entitled to vote as of such date must be present in person or represented by proxy for a quorum to exist at the Meeting. If a quorum is not present, the Meeting may be dissolved or adjourned from time to time until a quorum is present.
Common Shares represented by proxies in the form enclosed, if such proxies are properly executed and returned and not revoked, will be voted as specified. For purposes of determining the number of votes cast with respect to (i) the approval of the Prior Meeting Minutes, (ii) the appointment of Mazars Moores Rowland LLP as the Company’s independent auditors until the next Annual General Meeting of Shareholders to audit the financial statements of the Company for the current year, (iii) the approval of compensation of the members of the Board of Directors and (iv) the increase of the authorized share capital to fifty million (50,000,000) shares and amendment to the bye-laws in accordance with such increase, only those votes cast “for” or “against” shall be included. For the purpose of determining the number of votes cast with respect to the election of members of the Board of Directors, only votes cast “for” shall be included. To be voted, proxies must be timely delivered to either of the solicitation agents of the Company, Appleby and Computershare. In order to be considered timely delivered, proxies must be received by either of the Company’s solicitation agents by Thursday, September 4th at 5:00 p.m. (New York time).
This Proxy Statement and the enclosed proxy were mailed to Shareholders on or about August 8, 2008. The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy and any additional materials which may be furnished to shareholders. Copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians to forward to beneficial owners of Common Shares held in the names of such nominees. The solicitation of proxies will be made by the use of the mails and through direct communication with certain Shareholders or their representatives by officers, directors and employees of the Company, who will receive no additional compensation therefor. In addition, the Company will utilize the services of Appleby and Computershare to act as solicitation agents.
Shareholders may inspect and copy (at prescribed rates) the Annual Report for the fiscal year ended December 31, 2007 and the Company’s other filings with the Securities and Exchange Commission (“SEC”) at the SEC’s Public Reference Room located at 100 F Street N.E., Room 1580, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. The Company’s SEC filings may also be accessed electronically by means of the SEC’s website located at www.sec.gov and locating the Company under the link for Company Filings.

PROPOSAL NO. 1
APPROVAL OF MINUTES OF PREVIOUS MEETING
The last Annual General Meeting of the Company was held on September 7, 2007 (the “Prior Meeting”). The Minutes of the Prior Meeting were recorded by the Secretary of the Meeting. The minutes of the Prior Meeting shall be available for inspection by shareholders for the period commencing not later than ten (10) days prior to the date of the Meeting at the registered office of the Company located at Canon’s Court, 22 Victoria Street, Hamilton, HM EX Bermuda. The Board of Directors recommends to the Shareholders that the Minutes of the Prior Meeting be approved.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE MEETING MINUTES OF THE PRIOR MEETING.
PROPOSAL NO. 2
APPOINTMENT OF INDEPENDENT AUDITORS
The Board of Directors recommends that Mazars Moores Rowland LLP be appointed as the Company’s independent auditors until the next Annual General Meeting of Shareholders to audit the financial statements of the Company for the current fiscal year. Representatives of Mazars Moores Rowland LLP will be available telephonically at the Meeting to respond to appropriate questions from the Shareholders and will be given an opportunity to make a statement should they desire to do so.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THE APPOINTMENT OF MAZARS MOORES ROWLAND LLP AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE CURRENT FISCAL YEAR.
PROPOSAL NO. 3
ELECTION OF MEMBERS OF THE BOARD OF DIRECTORS
The Directors are elected annually to serve until the next Annual General Meeting of Shareholders or until their successors are elected, except that, in the case of vacancies, the Board of Directors then in office may fill such vacancies until the next election of Directors. The following table and biographical summaries set forth certain information, as of July 15, 2008, and subsequent thereto in certain instances, concerning the individuals nominated by the Board of Directors for election as Directors of the Company (each a “Nominee,” and collectively the “Nominees”). Except as otherwise indicated, Nominees have served as Directors since the last Annual General Meeting of Shareholders. Assuming approval by the Shareholders of the Directors’ fees set forth in Proposal No. 4 below, each Director shall be entitled to Directors’ fees as set forth therein. Proxies may be voted for up to ten (10) Directors. Shareholders may not vote their shares more than once for any one Nominee, as cumulative voting is not permitted, and write-in voting for candidates not named in this Proxy Statement is not permitted. All Directors elected to office shall be elected to a single class of Directorship.

Name	Age	Position

Yuan Chun Tang	47	A Director of the Company since June 22, 2004 and Chairman since 2005. Mr. Yuan also serves as Chairman of Pacific Electric Wire & Cable Co., Ltd. (“PEWC”).

Michael C. Lee	57	A Director of the Company since June 22, 2004. Mr. Lee also serves as Chief Executive Officer of PEWC and as Chairman of Pacific USA Holdings Inc. (“PUSA”), a subsidiary of PEWC.

Andy C.C. Cheng	50	A Director of the Company from June 22, 2004 through October 31, 2005. Mr. Cheng was reelected as a Director on June 28, 2007.

David Sun	54	A Director of the Company from June 22, 2004 through October 31, 2005. Mr. Sun was reelected as a Director on June 28, 2007. Mr. Sun has been the Managing Director of Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai”), a subsidiary of the Company, since 1994. Mr. Sun is also the President of PEWC.

Jack Sun	58	A Director of the Company from its inception through October 31, 2005. Mr. Sun was reelected as a Director on June 28, 2007. From February 1997 through June 2003, Mr. Sun was the Chairman of Taiwan Mobile Co., Ltd. (formerly Taiwan Cellular Corp.). From May 2000 through April 2003, Mr. Sun was the Chairman of Taiwan Fixed Networks Co., Ltd. From February 1994 through June 2006, Mr. Sun was the Chairman of Taiwan Aerospace Corp.

Gai Poo Lee	51	A Director of the Company since April 6, 2006. Mr. Lee is also a Vice President and General Plant Manager of PEWC.

Ching Rong Shue	58	A Director of the Company since April 6, 2006. Mr. Shue is also a Vice President of Sales and Management of PEWC.

Fang Hsiung Cheng	65	A Director of the Company since April 6, 2006. Mr. Cheng is also an Assistant Vice President of Purchasing of PEWC.

Anson Chan	44	A Director of the Company and Chairman of the Audit Committee since September 28, 2007.

Name	Age	Position

Yichin Lee	47	A Director of the Company and Member of the Audit Committee since September 28, 2007.
Yuan Chun Tang is a member of the Board of Directors and Chairman of the Company. He also serves as Chairman of PEWC.
Michael C. Lee is a member of the Board of Directors of each of the Company and PEWC, Chief Executive Officer of PEWC and the Chairman of PUSA, a subsidiary of PEWC. He is also the President of Ding-Hao Acme Co. Ltd., and Chairman of Pacific Acme Coffee & Food Corp.
Andy C.C. Cheng is a member of the Board of Directors of the Company and is Executive Vice President and a director of PEWC. He also serves as a director of PUSA and Chairman and a director of You-Chi Investment Co., Ltd. Mr. Cheng is also a member of the Board of Directors of Moon View Ventures Ltd. and Blinco Enterprises Ltd.
David Sun is a member of the Board of Directors of the Company, as well as the President of PEWC and Managing Director of Charoong Thai. Mr. Sun is also a member of the Board of Directors of Siam Fiber Optics Co., Ltd., a subsidiary of Charoong Thai.
Jack Sun is a member of the Board of Directors of each of the Company and PEWC. From February 1997 through June 2003, Mr. Sun was the Chairman of Taiwan Mobile Co., Ltd. (formerly Taiwan Cellular Corp.). From May 2000 through April 2003, Mr. Sun was the Chairman of Taiwan Fixed Networks Co., Ltd. From February 1994 through June 2006, Mr. Sun was the Chairman of Taiwan Aerospace Corp.
Gai Poo Lee is a member of the Board of Directors of the Company and the Vice President and General Plant Manager of PEWC. He has been an employee of PEWC since 1979 and has served in a variety of managerial positions at PEWC since 1986.
Ching Rong Shue is a member of the Board of Directors of the Company and a Vice President of Sales and Management of PEWC. He has been an employee of PEWC since 1973 and has served in a variety of managerial positions at PEWC since 1980.
Fang-Hsiung Cheng is a member of the Board of Directors of the Company and an Assistant Vice President of Purchasing of PEWC. He has been an employee of PEWC since 1965 and has served in a variety of managerial positions at PEWC since 1977.
Anson Chan is a member of the Company’s Board of Directors and serves on the Audit Committee as its Chairman. He is an independent director. He also is a Managing Director of the Bonds Group of Companies and a Senior Advisor to Elliott Associates. Mr. Chan became a director of the Company in September 2007.
Yichin Lee is a member of the Company’s Board of Directors and serves on the Audit Committee. He is an independent director. He also is the Managing Director of Giant Management Consulting LLC. Dr. Lee became a director of the Company in September 2007.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF EACH OF THE NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS.

PROPOSAL NO. 4
DIRECTORS COMPENSATION
In addition to reimbursement for reasonable travel, hotel and incidental expenses in attending meetings of the Board of Directors or committees thereof, each Director receives as compensation for his services in the ensuing year a cash payment in the amount of $20,000, if such Director is not an officer or employee of the Company or any of its affiliates and a cash payment in the amount of $10,000, if such director also serves as an officer or employee of the Company or any of its affiliates.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE COMPENSATION OF THE BOARD OF DIRECTORS.
PROPOSAL NO. 5
INCREASE OF AUTHORIZED SHARE CAPITAL
The Board of Directors recommends that the Company increase the authorized share capital from two hundred thousand United States dollars (US$200,000) divided into twenty million (20,000,000) Common Shares of one United States cent (US$0.01) each to five hundred thousand United States dollars (US$500,000) divided into fifty million (50,000,000) Common Shares of one United States cent (US$0.01) each and that the Company modify its Amended and Restated Bye-Laws in accordance with the proposed amendment below:
3. As at the date of these Bye-laws, as amended from time to time, the authorised share capital of the Company is five hundred thousand United States dollars (US$500,000) divided into fifty million (50,000,000) Common Shares of one United States cent (US$0.01) each.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE INCREASE IN AUTHORIZED SHARE CAPITAL AND AN AMENDMENT TO THE AMENDED AND RESTATED BYE-LAWS IN ACCORDANCE WITH SUCH INCREASE.
OTHER MATTERS
At the Meeting, there will be a report by management on certain unaudited consolidated financial results of the Company for the six-month period ended June 30, 2008.
The Directors know of no other business to be presented at the Annual General Meeting of Shareholders. If other matters properly come before the Annual General Meeting of Shareholders in accordance with the Company’s Bye-Laws, the persons designated as proxies will vote in accordance with their best judgment.
Any shareholder wishing to submit a proposal for inclusion in the proxy statement for the 2009 Annual General Meeting of Shareholders must submit the proposal to the Secretary of the Company by December 31, 2008. Such proposal must also comply with the requirements as to form and substance established under the laws of Bermuda for such proposals to be included in the proxy statement.
August 8, 2008
/s/ Appleby Services (Bermuda) Ltd.
Bermuda Resident Assistant Secretary